Exhibit 99.1

1200, 520 - 5th Avenue S.W., Calgary, AB T2P 3R7 Phone: (403) 261-4811 • Fax (403) 261-4818 Website: www.lukeenergy.com
For Immediate Release
Thursday, April 7, 2005

PRESS RELEASE
LUKE ENERGY DOUBLES PRODUCTION

Calgary, Alberta - LUKE ENERGY LTD. announces that its current production has doubled to 2,100 boepd (96% gas) from fourth quarter 2004 average production of 1,047 boepd (94% gas). The sharp increase in production is attributable to the Company’s recent successful winter drilling program at Marten Creek in northern Alberta where 24 wells were drilled resulting in 18 cased gas wells. Marten Creek’s gas production has subsequently doubled from 6 MMcfpd to 12 MMcfpd. Plans are to further increase production to 14-15 MMcfpd in a couple of months to take advantage of the additional deliverability from the successful wells. Over the past year the Company’s land position in the area has almost tripled to an average 85% interest in some 38,000 acres. Luke Energy is continuing to expand its position at Marten Creek and a third multi-well drilling program is planned for next winter.

During the first quarter of 2005 the Company drilled a total of 27 locations in all project areas which resulted in 20 successful gas wells. The Company’s average interest in the wells drilled was 95%. In other developments, the Company has identified two new potential gas areas in western Alberta on which it is building land positions. Additional acreage will be accumulated in the coming months.

Luke Energy is a junior oil and gas company based in Calgary and operating in western Canada. The Company’s growth to date has been through internally generated drilling opportunities. In addition, the Company continues to look for strategic acquisitions to complement its in-house drilling program. Luke Energy is listed on the Toronto Stock Exchange under the symbol LKE.

This press release may contain forward-looking statements that are based on current expectations. There are a number of risks and uncertainties associated with the oil and gas industry which could cause actual results to differ materially from those anticipated. Information on factors that could affect Luke’s operations or financial results are included in Luke’s reports on file with Canadian securities regulatory authorities. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Information Contact:	Harold V. Pedersen, President & CEO
Phone: (403) 261-4811
Website: www.lukeenergy.com